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                                                                 Rule 424(b)(3)
                                                             Reg. No. 333-56873

                       SUPPLEMENT DATED DECEMBER 18, 1998
                       TO PROSPECTUS DATED JUNE 23, 1998

                  The Prospectus of Brooke Group Ltd. ("Brooke"), dated June 23, 1998, relating to 5,400,000 shares of common stock, par value $.10 per share, of Brooke (the "Common Stock"), issuable upon exercise of certain warrants and stock options is hereby supplemented as follows:

         STOCK OPTIONS

                  The following sets forth certain changes to the Stock Option Agreement, dated March 12, 1998, by and between Brooke and Kasowitz, Benson, Torres & Friedman LLP and Marc E. Kasowitz and Daniel R. Benson (collectively, the "Holders"):

                  On October 12, 1998, Brooke and the Holders entered into an Amended and Restated Stock Option Agreement (the "Amended Agreement") in which the exercise price of the option granted to the Holders became $6.00 per share, and the option became exercisable for the full 1,250,000 shares commencing on the earliest of (i) a Change in Control (as defined in the Amended Agreement),
(ii) April 1, 2000 or (iii) the first date, if any, after the date of the Amended Agreement when the average closing price for a share of Common Stock during the preceding 10 trading day period is $17.50 per share or more. Based on the average closing price of the Common Stock for the 10 trading day period ended December 8, 1998, the option became exercisable in full on that date.

         USE OF PROCEEDS

                  The following sets forth certain changes to the use of proceeds due to the Amended Agreement discussed above in which the exercise price of the option granted to the Holders became $6.00 per share:

                  The net proceeds from the sale of the Shares will be received by the Selling Stockholders. None of the proceeds from any sales by the Selling Stockholders will be received by the Company. The Company may receive up to $17,715,000 in the event the Selling Stockholders exercise the warrants or stock options held by them in order to obtain the underlying Shares.